UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

As previously disclosed in Seadrill Limited’s (“Seadrill”) Annual Report on Form 20-F filed with the SEC on April 19, 2023 (the “2022 Form 20-F”), on December 22, 2022, Seadrill entered into the Agreement and Plan of Merger by and among Seadrill, Aquadrill LLC (formerly Seadrill Partners), a Marshall Islands limited liability company (“Aquadrill”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023, Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million common shares, par value $0.01 per share (“Common Shares”), to Aquadrill unitholders and equity award holders, representing approximately 37% of the post-Merger issued and outstanding Common Shares.

Included in this Report on Form 6-K (this “Form 6-K”) is financial information related to Seadrill and Aquadrill. Exhibit 99.1 to this Form 6-K includes unaudited pro forma financial information for the nine months ended September 30, 2023 for Seadrill.

This Form 6-K should be read in conjunction with the 2022 Form 20-F, the Form 6-K for the three and nine months ended September 30, 2023 filed by Seadrill on November 27, 2023, and any other documents Seadrill has filed with or furnished to the SEC subsequent to April 19, 2023.

EXHIBITS

Exhibit Number	Description

99.1	Unaudited pro forma condensed combined financial information of Seadrill Limited for the nine months ended September 30, 2023 and the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 27, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.